Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2021	2020

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$677,991	$741,897
Exploration and Production and Other Revenues	700,464	649,861
Pipeline and Storage and Gathering Revenues	224,827	194,065
	1,603,282	1,585,823

Operating Expenses:
Purchased Gas	181,628	263,110
Operation and Maintenance:
Utility and Energy Marketing	183,013	173,978
Exploration and Production and Other	156,126	151,173
Pipeline and Storage and Gathering	111,681	112,791
Property, Franchise and Other Taxes	89,281	88,233
Depreciation, Depletion and Amortization	320,790	298,572
Impairment of Oil and Gas Producing Properties	347,829	177,761
	1,390,348	1,265,618
Gain on Sale of Timber Properties	51,066	—
Operating Income	264,000	320,205

Other Income (Expense):
Other Income (Deductions)	(10,345)	(20,540)
Interest Expense on Long-Term Debt	(140,375)	(101,614)
Other Interest Expense	(7,240)	(5,725)

Income Before Income Taxes	106,040	192,326

Income Tax Expense	20,125	100,769

Net Income Available for Common Stock	$85,915	$91,557

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$0.95	$1.06

Diluted:
Net Income Available for Common Stock	$0.95	$1.05

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	90,274,365	86,390,010

Used in Diluted Calculation	90,738,593	86,808,265